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Foundry Networks, Inc. Election Confirmation Statement

Date 06/30/2007 06:49:50 PM PST

Dear JOHN MCCLANE

Employee ID 456

Your Foundry Networks Stock Option Tender Offer election has been recorded as follows :

Original Grant Date	Option Number	Original Grant Price	Number of Option Shares Eligible for Tender Offer Amendment	Measurement Date	FMV of Foundry Stock on Measurement Date	Amend Eligible Option?
Dec 10, 2003	4	$3.45	600	Dec 12, 2003	$4.15	N
Dec 10, 2004	5	$3.45	550	Dec 12, 2004	$4.15	N
Dec 10, 2005	6	$3.45	50	Dec 12, 2005	$4.15	N

If you have submitted your election electronically, we strongly encourage you to print this page and keep it for your records.

Done

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